THE SOURLIS LAW FIRM Securities and Corporate Attorneys

Virginia K. Sourlis, Esq., MBA*	214 Broad Street
Philip Magri, Esq.+	Red Bank, New Jersey 07701
Joseph M. Patricola, Esq.*+ #	(732) 530-9007 Fax (732) 530-9008
www.SourlisLaw.com
* Licensed in NJ	Virginia@SourlisLaw.com
+ Licensed in NY
# Licensed in DC

VIA EDGAR CORRESPONDENCE

January 13, 2011

Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20005
Attn:       Mr. Tom Kluck, Legal Branch Chief
Ms. Folake Ayoola, Attorney-Advisor

RE:	ON-AIR IMPACT, INC.
Registration Statement on Form S-1
Amendment No. 3
Filed December 16, 2010
File No.: 333-168413

Dear Mr. Kluck and Ms. Ayoola:

Below please find our responses to the Staff’s comment letter, dated January 7, 2011 (the “Comment Letter”), regarding the above-captioned matter. Per your request, our responses are keyed to the enumerated questions and comments in the Comment Letter.

Also, please be advised that the Company has filed Amendment No. 4 to the Registration Statement on Form S-1 with the Commission today via the EDGAR system. Accompanying this letter is a marked copy of Amendment No. 4 which shows changes from the previous filing.

Please do not hesitate to contact me at (732) 530-9007 if you have any questions regarding this matter.

Very truly yours,

/s/ Philip Magri
Philip Magri, Esq.

Description of Business, page 16

Goals, page 17

1.            We note your responses to comments 6 and 7 of our letter dated November 17, 2010.  We further note your statement, “First, to commission a consumer research project by a research firm within the next 6 months.  We estimate that it will take 6 months to complete the study. (Our emphasis).  We also note that it will take another 6 months to develop the custom software after the consumer research has been completed.  Finally, we note your statement, “We estimate sales to begin twelve (12) months following the closing of the offering…” on page 37.  For this last statement to be accurate, the consumer research project would need to be commissioned immediately after the closing of the offering.  As such, please revise your disclosure or revise.

Response:  We have revised the language to reflect that we estimate sales to begin eighteen (18) months following the closing of this offering.

Operating Strategies, page 18

Formation of Core Offering, page 18

2.           We note your response to comment 14 in our letter dated November 17, 2010 and re-issue the comment, in part.  Please clarify whether the commission of the consumer project will be on an exclusive basis or whether it will also be available to your competitors.

Response:  We have revised the language to reflect that the consumer project will be on an exclusive basis.

Password Protected Website, page 18

3.           We note your response to comment 16 in our letter dated November 17, 2010 and reissue the comment.  Please provide the basis for your statement, “This will serve as another point of difference from the competition, whose interface is unnecessarily complex.”

Response:  We have deleted this language

Merging the market study with the software program, page 19

4.           We note your response to comment 17 in our letter dated November 17, 2010 and reissue the comment.  Please provide the basis for your statement, “Unlike our competitors…the On-Air Impact value will be expressed in the form of a monetary range….”

Response:  We have revised this language.

5.           We note your response to comment 18 in our letter dated November 17, 2010 and reissue the comment. We note your statement, “our competitors will not direct have our software [sic].”  Please confirm if the software will be available to be purchased from the outside programmer.”

Response:  We have revised this disclosure to reflect that our competitors will not have direct access to our software nor will it be available to be purchased from the outside programmer.

Competitive Overview, page 20

6.           We note your revision in response to comment 23 in our letter dated November 17, 2010.  Please further expand your disclosure to indicate what the meetings and presentations will be set to achieve.

Response:  We have expanded this disclosure.

Use of Proceeds, page 22

7.           Please properly indentify the footnotes in each of the tables.

Response:  We have revised the table.

8.           On page 37, under “Proposed Milestones to Implement Business Operations,” you stated that you anticipate the research project to cost an average of $5,000.  In this section, you have disclosed that the consumer research program will cost $55,000.  Please reconcile your disclosure.

Response:  We have revised the disclosure throughout the document to reflect that the research project will cost $55,000.

9.           Please clarify and revise the working capital amount in the first table under “Application of Proceeds Assuming 10% of total Offering is attained.”

Response:  We have revised the table.

10.           Please revise the third table on page 24 so that the line items tally with the gross proceeds of the offering proceeds.

Response:  We have revised the table.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 36

Proposed Milestones to Implement Business Operations, page 38

11.           We note your response to comment 3 in our letter dated November 17, 2010.  We further note your disclosure in this section.  Please provide the basis for the intended clients you have listed.  For example, please indicate whether you have initiated talks with any of them.  If not, please so state.

Response:  We have revised this disclosure to reflect that to date, no initial talks with any of the intended clients have been made.